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                                                                   EXHIBIT 99.2

                                  PURE ATRIA

                                    (LOGO)

                                                                  June 27, 1997

Dear Stockholder:

  As most of you are aware, Pure Atria Corporation ("Pure Atria") has entered into a definitive merger agreement to combine with Rational Software Corporation ("Rational") in a strategic business combination (the "Merger"). At our Special Meeting of Stockholders (the "Special Meeting") on July 30, 1997, you will be asked to consider and vote upon the adoption and approval of the Agreement and Plan of Reorganization, dated as of April 7, 1997 (the "Agreement"), by and among Rational, its wholly owned subsidiary, Wings Merger Corporation ("Merger Sub"), and Pure Atria and the transactions contemplated thereby.

  In the Merger, Merger Sub will be merged with and into Pure Atria, which will be the surviving corporation and will become a wholly owned subsidiary of Rational. As used herein, the term "Combined Company" means Rational and Pure Atria and their respective subsidiaries as a consolidated entity following the Merger.

  Pursuant to the Merger, each outstanding share of Common Stock, par value $0.0001 per share, of Pure Atria (the "Pure Atria Common Stock") will be converted into the right to receive 0.9 (the "Exchange Ratio") shares of Common Stock, par value $0.01 per share, of Rational (the "Rational Common Stock") and each outstanding option or right to purchase Pure Atria Common Stock under the Pure Atria stock option plans or the Pure Atria stock purchase plan will be assumed by Rational and will become an option or right to purchase Rational Common Stock, with appropriate adjustments to be made to the number of shares issuable thereunder and the exercise price thereof based on the Exchange Ratio. The shares of Rational Common Stock held by Rational stockholders immediately prior to the Merger will remain unchanged by the Merger.

  Based upon the capitalization of Pure Atria as of the close of business on March 31, 1997, an aggregate of approximately 38,542,000 shares of Rational Common Stock will be issued to Pure Atria stockholders in the Merger and Rational will assume options and rights to purchase Pure Atria Common Stock for up to approximately 6,951,000 additional shares of Rational Common Stock. Based upon the capitalization of Rational and Pure Atria as of the close of business on March 31, 1997, immediately following the Merger, the former securityholders of Pure Atria will hold approximately 45% of the Combined Company's outstanding voting power, and approximately 45% of the Combined Company's capital stock calculated on a fully diluted basis. The foregoing numbers of shares and percentages are subject to change in the event that the capitalization of either Rational or Pure Atria changes subsequent to March 31, 1997, and prior to the effective time of the Merger.

  The accompanying Prospectus/Joint Proxy Statement describes more fully the proposal relating to the Merger.

  After careful consideration, the Pure Atria Board of Directors has determined that the Merger is fair from a financial point of view to, and in the best interests of, Pure Atria and its stockholders. Therefore, Pure Atria's Board of Directors has adopted and approved the Agreement and the transactions contemplated thereby by unanimous vote, and recommends that you vote FOR the adoption and approval of the Agreement and the transactions contemplated thereby.

  In addition, Pure Atria has retained the investment banking firm of Deutsche Morgan Grenfell Inc. ("DMG") as its financial advisor in connection with the Merger. DMG has delivered to the Pure Atria Board of Directors its opinion, dated as of April 6, 1997, that, as of such date, the Exchange Ratio pursuant to the Merger is fair from a financial point of view to the holders of Pure Atria Common Stock. A copy of the DMG opinion is attached to the Prospectus/Joint Proxy Statement as Annex F.
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  The Board of Directors of Pure Atria believes the Merger offers Pure Atria and its stockholders a number of important benefits, including the strategic fit between the two companies' product lines and their respective technologies, development, managerial, sales and marketing resources, the potential ability of the Combined Company to better serve customers with broader, more integrated product offerings, and the opportunity for enhanced stockholder value over the long term.

  All stockholders are invited to attend the Special Meeting in person. The affirmative vote of holders of a majority of the shares of Pure Atria Common Stock outstanding as of the record date is necessary for adoption and approval of the Agreement and the transactions contemplated thereby.

  Stockholders are urged to review carefully the information contained in the accompanying Prospectus/Joint Proxy Statement, including in particular the information under the captions "Pure Atria Special Meeting--Recommendation of the Pure Atria Board," "Proposal No. 1: The Merger--Risk Factors," "--Approval of the Merger and Related Transactions--Joint Reasons for the Merger," and "-- Pure Atria's Reasons for the Merger" prior to making any voting decision in connection with their Pure Atria Common Stock.

  Whether or not you expect to attend the Special Meeting in person, please complete, sign and promptly return the enclosed proxy card in the enclosed postage-prepaid envelope to assure representation of your shares. You may revoke your proxy at any time before it has been voted, and if you attend the Special Meeting you may vote in person even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

                                          Sincerely,

                                          Reed Hastings
                                          President and Chief Executive
                                           Officer

Cupertino, California

                 YOUR PROXY IS IMPORTANT--PLEASE VOTE PROMPTLY

  PURE ATRIA STOCKHOLDERS SHOULD NOT SURRENDER OR OTHERWISE ATTEMPT TO EXCHANGE THEIR PURE ATRIA STOCK CERTIFICATES FOR RATIONAL STOCK CERTIFICATES UNLESS AND UNTIL THEY HAVE RECEIVED APPROPRIATE NOTICE AND INSTRUCTIONS FOR EXCHANGE.